Exhibit 99.2

Economic Valuation Suny Telecom (1994) Ltd.

August 21, 2008

Table of Contents:

Chapter 1: Introduction	3

Chapter 2: Executive Summary	9

Chapter 3: Business environment	13

Chapter 4: Company description	23

Chapter 5: Business results	33

Chapter 6: Methodology	34

Chapter 7: Valuation	36

Chapter 1 – Introduction

1.	Background

We have been commissioned by Suny Electronics Ltd. (hereinafter: “the parent company” and/or “Suny Electronics”) and by Scailex Corporation Ltd. (hereinafter: “Scailex”) (Hereinafter jointly: “parties commissioning the work”), via Mr. Shachar Landau, CEO of Suny Electronics Ltd. and Mr. Yahel Shachar, CEO of Scailex Corporation Ltd., to provide an economic valuation of operations of Suny Telecom (1994) Ltd. (hereinafter: “Suny” and/or “the Company”).

In formulating its opinion, Giza,-Singer-Even assumed and relied on the accuracy, completeness and currency of information obtained from the company, including financial data and forward-looking assessments. Giza-Singer-Even is not responsible for independent examination of the information it has obtained, and therefore has not conducted independent examination of said information, other than general, prima facie reasonability tests.

In this valuation we have referred, inter alia, to estimates and forecasts provided to us by Company management. These assessments are uncertain conjectures and expectations regarding the future, partially based on information available to the Company at the valuation date, as well as on various assumptions and expectations regarding the Company and many external factors, including the status of the market segment in which the Company operates, potential competition and state of the economy in general. Hence there is no certainty that these conjectures and expectations would materialize, in whole or in part. Estimates and forecasts by Company management are based on the aforementioned assumptions, and refer to future intentions and goals of the Company, as of the valuation date. These intentions and goals are materially impacted by the Company’s situation and the state of the economy, and are continuously adapted to changes in the working assumptions, the Company’s situation and the overall state of the economy. Any such change would reasonably impact the chances of materialization of these estimates, and should these estimates by management fail to materialize, actual results may differ from results being valuated or implied by such valuation, in as much as they are used in this opinion.

Furthermore, the valuation itself contains estimates and forecasts which reflects our estimates for various parameters based on information available to us. Should these estimates not materialize, actual results may differ.

Financial valuation is not an exact science, and is supposed to reflect, in a reasonable and fair manner, the situation as of a given time, based on known data, assumptions and estimates made. Changes to major variables and/or to information may change the basis for these assumptions and, therefore, may also change the conclusions accordingly.

This opinion is not a due diligence and it does not purport to include all information, tests or any other information included in a due diligence, including checking of company contracts and agreements.

Note that this opinion does not constitute legal advice or opinion. We have interpreted various documents reviewed solely for the purpose of this opinion.

The information in this valuation does not presume to include the complete information required by a potential investor, and is not intended to determine the value of company operations for an individual investor. Different investors may have different goals, considerations and testing methods based on other assumptions, and accordingly the price they would be willing to pay will vary.

We wish to clarify that Giza-Singer-Even was not party to the negotiations between the parties to this transaction, nor was Giza-Singer-Even requested to review alternatives to the proposed transaction, including changes as to how proceeds are calculated, acquisition of other companies or cooperation agreements – and therefore we have not conducted such review.

This opinion is intended for use by the Board of Directors of the parties commissioning the work, and offers no opinion or recommendation as to whether the transaction should be executed. This opinion does not constitute a recommendation to shareholders of the parties commissioning the work, as to how they should vote on the agreement at the General Meeting.

We hereby confirm that we have no personal interest in the Company and have no personal interest in the transaction described, other than the fact that we receive our fee for this opinion, which is not contingent on the outcome of the valuation.

This opinion does not constitute an opinion as to the price at which they would trade after announcement of approval or closing of the transaction.

In the past we have provided financial services for a fee to the parties commissioning the work and/or to their controlling shareholders and/or to companies affiliated with said controlling shareholders.

We have no personal interest in shares of Suny Electronics and shares of the parties commissioning the work, and our fee for this work is not contingent on the results of this valuation. Furthermore, there is no dependence of any kind between Giza-Singer-Even and the any of the parties to this transaction.

In conjunction with this opinion, we should note that Giza-Singer-Even would receive from the client commissioning this work a letter of indemnification in any case where a lawsuit be filed against Giza-Singer-Even, demanding payment of any amount to a third party by a legal proceeding with regard to a cause which may arise, directly or indirectly, from this opinion – the client shall indemnify Giza-Singer-Even for any reasonable expenses incurred by Giza-Singer-Even for legal representation, legal counsel, professional consulting, defense against legal proceedings, negotiations etc. The client shall also indemnify Giza-Singer-Even for any amount it would be required, under legal proceedings, to pay to any third party. The commitment to indemnify shall not apply if Giza-Singer-Even has acted with malice aforethought or with gross negligence with regard to provision of services in conjunction with this opinion.

We consent for this opinion to be included and/or referred to in an immediate report or any other report, in Israel or in the USA, including any prospectus, if and should it be published in conjunction with any transaction to be executed by the company, if any, in the future, and the company may use it for approval proceedings of this transaction. We hereby authorize the authorized person on behalf of the Company to electronically or otherwise report on our behalf and in our name to the Securities Authority or to any other authority, including the Tax Authority, our signature on this valuation. This opinion may not be used in any other manner without explicit, written, prior consent of Giza-Singer-Even.

This opinion includes a description of the methodology and major assumptions and analysis used in reviewing the fairness and reasonability of the agreement. However, this description is not intended to be exhaustive and detailed description of all procedures we have applied.

The valuation is current as of August 2008, and is based, inter alia, on financial statements of the Company for 2006-2007 and on draft financial statements for the first 6 months of 2008.

2.	Information Sources

The sources of information we have used in reaching this valuation are:

■	Audited financial statements for 2006-2007

■	Draft, reviewed financial statements for Q2 of 2008

■	Current budget for 2008

■	Pro-forma results for 2007, following re-structuring of the Company

■	Meetings and discussions with Company management:

■	Details and clarifications received from the Company, as well as use of other public information as set forth below

The information was not reviewed for due diligence, but they were generally reviewed, prima facie, and found to be reasonable.

3.	Limitation of liability

Our work is intended solely to be used by management of Suny Electronics and of Scailex. In any case we shall not be liable to any third party to which our opinion was forwarded with our consent, as set forth above.

During our work we have received information, explanations and representations from the company and/or from persons on your behalf. The persons providing this information are responsible for the aforementioned information, explanations and representations. The scope of our work did not include checking and/or verification of said information. Therefore, our work may not constitute nor be deemed to be confirmation of the correctness, completeness nor accuracy of information provided to us. In no case shall we be liable for any loss, damage, cost or expense incurred in any shape or form due to fraudulent acts, false representations, deception, providing incorrect or incomplete information or non-disclosure of information by the company and/or anyone on their behalf, or any other reference to said information, subject to the above.

In general, forecasts refer to future events and are based on reasonable assumptions as of the forecast date. These assumptions may change over the forecast period, and therefore forecasts prepared for the valuation period may differ from actual financial results and/or from valuations prepared at a later date. Therefore you may not refer to prepared forecasts with the same level of confidence attributable to audited financial statement information. We offer no opinion with regard to correlation of forecasts, prepared by the acquiring company, the acquired company and/or anyone on their behalf, with actual financial results achieved.

Financial valuations are not intended to be an exact science, and their conclusions often depend on the subjective discretion exercised by the valuator. Although we believe that the value we have determined is reasonable, based on information provided to us, another valuator may have reached a different value.

4.	Valuating company and valuator

Giza Singer Even Ltd.: Giza-Singer-Even Ltd. is a private business consulting firm, established in 2004. It is the result of the merger of Giza Financial Consulting, founded in 1985, and of Singer-Even, established in 1992. It is one of the largest, leading, independent financial consulting companies in Israel. Giza-Singer-Even provides consulting for its customers on: Business valuation and analysis, complex economic and financial models, financing strategy for companies and projects, development and implementation of innovative financing instruments (such as securitization), assistance in business and financing negotiations, business plan preparation, expert opinions and more.

Project team at Giza-Singer-Even:

Headed by Yuval Zilberstein, CPA – Partner, having over 15 years’ experience in financial consulting and accounting, as well as the following qualifications: Undergraduate degree (B.A.) in Accounting and Economics from the Hebrew University. Graduate degree (M.A.) in Business Administration from the Hebrew University.

Sincerely yours,

Giza Singer Even Ltd.

Chapter 2 – Executive Summary

1.	Summary description of the Company

Suny Telecom Ltd. (hereinafter: "Suny Telecom" and/or "the Company") is engaged in import and marketing of cellular phones.

The Company was incorporated in 1994 as a private company, and is wholly owned by Suny Electronics Ltd., which is a public company listed for trading on the Tel Aviv stock exchange.

The company’s major customers are cellular network operators in Israel: Pelephone Communications Ltd. (hereinafter: “Pelephone”), Cellcom Israel Ltd. (hereinafter: “Cellcom”), and Partner Communications Ltd. (hereinafter: “Partner”).

The Company is the sole distributor in Israel of Korean corporation SAMSUNG ELECTRONICS CO. LTD (hereinafter: “Samsung”) for selling cellular phones, accessories, spare parts and for provision of maintenance services to cellular phones made by Samsung.

2.	Valuation methodology

2.1	General

There are several analytical methods to estimate the economic value of a business, which may yield different results. Each of the methodologies has its own advantages and disadvantages, hence determining the valuation depends, to a large extent, on management estimates, owners’ estimates, their experience as well as on the valuator’s discretion.

Conclusions of the valuators are based, inter alia, on detailed financial analysis and on qualitative components, some of which may not be directly quantified and are based on estimates and assumptions made, where there is uncertainty with regard to their actual materialization. Furthermore, they may rely on data from professional sources, such as: Assessments by an assessor for real estate and equipment.

The commonly used method for company valuation is the discounted cash flow method (DCF). This valuation method is based on analysis of company operations as a “going concern”. The basic economic assumption is that the most appropriate method for analysis of an active business is the one based on discounted cash flow, or the capacity of company assets to generate a revenue stream for its owners.

2.2	Discounted Cash Flow method (DCF)

In DCF analysis, the value of company operations is the present value of the free, unleveraged cash flow generated over the specified forecast period, plus the present value of the company at the end of this period. To this amount one must add the value of free assets not used in generation of business revenues (such as real estate, which the company may sell or lease). In order to derive the value of the shares, one must deduct (add) the excess debt over cash (excess cash over debt).

The basic principle underlying this analysis is that the company is an active, going concern which would operate indefinitely – hence the objective is to obtain the present value of forecasted cash flow to infinity.

The basis for evaluation using this method is analysis and estimation of the capacity of the business to generate cash flow and improve profitability in the future. These cash flows are discounted using appropriate, different discount rates which provide a reasonable range of values for the company. This analysis must rely on detailed analysis of company operations by component, as well as on future assessments under different scenarios (sensitivity tests).

DCF analysis is appropriate and reasonable, so long as the basic assumptions underlying it are correct, relatively accurate and reflect the future with a high probability. Furthermore, the analysis is sensitive to selection of appropriate discount rates, the determination of which is, in itself, not an easy task and a somewhat subjective task. This means that the analysis, model and results are “good” or “correct” to the same degree that its major underlying assumptions with regard to future developments are “good” or “correct”, and the discount rates selected are indeed realistic.

2.3	Specific methodology comments

The valuation is based, inter alia, on the Company’s work plan for 2008 and on estimates and forecasts for subsequent years, which reflect our estimates of the various parameters, based on information available to us. Giza-Singer-Even’s valuation is based on forecasted cash flows from -1.7 to 2012, plus residual value.

For the purpose of this valuation, cash flows in the period from July 1, 2008 to December 31, 2012 were discounted using the applicable discount factor[1]. The estimated residual value from 2012 onwards was estimated by using a multiplier derived from the capital cost and permanent growth rate of each company. The typical year for calculation of the residual value is 2012.

The cash flow for calculation of the residual value is calculated as follows: We deducted from the EBITDA for 2012 (last year of the model) the typical long-term depreciation, adding to the result the permanent growth rate used for the long term. From this result we deducted the effective long-term tax rate (26%), and the result is multiplied by (1 divided by the discount rate). Note that in calculating the residual value we assume equal depreciation for investments and no change to working capital.

1 Cash flows are constant and received throughout the year, and on average the cash flow for the year is received in mid-year. Therefore, the discount period is adjusted for the average date when cash flows are received.

3.	Valuation Summary

We estimate the excess value of operations over operating assets to be NIS 119,912,000.

Below is a summary of estimated valuation:

NIS in thousands

Operation value, including operating assets	189,509
Of which, operating assets:
Working capital, net	68,476
Fixed and other assets. net	1,121
Total operating assets	69,597
Excess operation value over operating assets	119,912

Chapter 3 – Business Environment

1.	Global cellular phone market

The global cellular market is technology-oriented and characterized by many changes. Below are the latest major trends[2] in this market:

1.	Sales volume – in Q1 of 2008, 289 million handsets were sold worldwide, a 13.7% increase over Q1 of 2007. In Q2 of 2008 sales volume in developed countries is expected to be more moderate, due to the credit crisis, but sales in developing countries are expected to continue growing at an annual rate in excess of 20%.

2.	Market share – Nokia has increased its market share, now at 39.9%, with Samsung in second place with 16% and LG with 8.4%. Motorola’s share is estimated at 9.5% and Sony-Ericsson’s share has decreased to 7.7%. (ABI Research).

3.	Technological developments – these serve to accelerate handset replacement rate in the global market; the following are the major trends:

a.	Launch of smartphones – the smartphone market is expected to grow from 10% of mobile handsets on the market in 2007 to 31% of total market in 2013. This trend is supported by the launch of new Linux and Windows Mobile operating systems. In the latest Vendor Matrix survey, Nokia, RIM and Samsung were ranked as the leading companies, respectively, in this field. The survey, by ABI Research, examined technological attributes, marketing, technical support and ease-of-use of different handsets.

b.	GPS – In coming years, the pace of integration of GPS navigation systems in cellular handsets is expected to accelerate. According to ABI Research, some 550 million cellular phones with GPS capability will be sold by 2012.

c.	Content services – Growth is expected in coming years in the Mobile TV market. According to ABI Research, some 462 million subscribers are expected worldwide by 2012. This growth is due to network upgrades around the world to 3G, convenient (flat rate) payment terms for subscribers and content improvement.

2 Source: ABI Research

The forecast number of subscribers to Mobile TV services by geography is as follows:

d.	Transition to 4th generation – the number of 4G subscribers worldwide (including LTE and WiMAX technologies) is expected to reach 90 million in 2013. As of end of 2007, total mobile phone subscribers are estimated at 3.4 billion, of which 2.7 billion in networks based on GSM/Edge/GPRS technologies. The number of WCDMA subscribers worldwide, as of end of 2007, is estimated at 180 million; transition to HSPA + LTE technologies is expected during 2010. Total WCDMA subscribers (including HSPA) is expected to reach 720 million by 2013.

4.	Technology trends:

a.	As for technology trends in this area, ABI Research reports that GSM subscriber growth rate is expected to slow from an annualized 22% in July 2006 to 14% in September 2008. This is due to subscriber migration to handsets based on UMTS 3G technology (including HSDPA), which grew by 83% in July 2006. ABI Research estimates that the number of GSM subscribers will decline starting in 2013, due to this technology being inferior compared to cheaper 3G technologies and the extensive offering of handsets based on WiMAX and 4G.

b.	In the GSM group, EDGE technology is expected to grow at an accelerated pace, due to deployment of suitable networks in developing nations over recent years. In any case, GSM technology (GPRS and Edge) is expected to remain the leading technology worldwide, with 78% of subscribers in 2007 and 70% of subscribers in 2013.

2.	The cellular market in Israel

2.1	The telecom market in Israel

The telecom market in Israel[3] has seen accelerated growth in recent years, and sales in 2006 amounted to NIS 28 billion. The main attributes of this market are:

a.	The cellular segment constitutes 60% of the total telecom market.

b.	The internet segment is transitioning to broadband internet – by end of 2007, broadband internet penetration is estimated at 71%.

c.	The wireline segment includes 1.7 million wireline phones, covering 85% of households. Bezeq’s market share is expected to decline (according to IDC4) from 85.9% in 2006, to 81.5% in 2007 and to 61% in 2011.

2.2	The cellular market in Israel – attributes

Israel is considered a highly advanced country in terms of cellular telephony. The penetration rate of cellular telephony in Israel is 128% (!).

Some figures about the Israeli telecom market:

a.	The cellular penetration rate is estimated to be 128% – more than 1 handset per consumer.

b.	The average Israeli consumer talks on the cellular phone for 353 minutes each month.

c.	13.2% of revenues in this segment come from content services.

d.	74% of subscribers have post-paid contracts.

According to analysis by investment bank Merrill Lynch[5], the penetration of cellular phones in Israel is among the highest around the world – in fact it is twice the global average. Only Portugal, Hong Kong, Greece and Italy have higher penetration rates.

3 Source: D&B report on Israeli telecom market, November 2007, Merrill Lynch Wireless Matrix.

4 Source: TheMarker, September 18, 2007.

5 Source: HaAretz, www.haaretz.co.il , April 28, 2008

The Merrill Lynch analysis further shows that the Israeli subscriber is among the most talkative in the cellular world, with 353 minutes of talk time per month – with only India, China, USA, Canada and Hong Kong showing higher average use (subscriber minutes per month).

Recently, the cost of calls in Israel was reduced (at a 13.2% annualized rate), and currently the average call price in Israel is $0.09 per minute, compared to a global average of $0.10 per minute. The downward trend in prices in the Israeli market –continuous since 2004 – is due, inter alia, to the decline in connectivity fee. The preparation for number portability may have also affected the price decline in the final quarter of 2007.

The following chart shows penetration rate of cellular phones by revenue decile:

The Merrill Lynch further indicates that the Israeli customer is loyal to their current service provider, with only 1.4% per month of Israeli subscribers leaving their cellular operator – one of the lowest churn rates in the world. The expenditure rate of Israeli customers on content services is estimated at 13.2% – including cellular surfing and SMS. This data reflects the potential for future growth in cellular operator revenues from content, as the global average is higher – at 19.3%.

Below are patterns of use for Israeli cellular subscribers, compared to the world:

Blabber-mouths - us and the world on the mobile phone*
	Israeli subscriber	Global subscriber

Call minutes per month	353	290
Monthly expenditure, in $	37	21
Revenue per call minute, in $	0.09	0.10
Share of revenues from content services	13%	19%
Customer churn rate, per month	1.4%	2.7%
Penetration rate	127%	55%

* Average data.	Source: Merrill Lynch report

2.3	Structure of the Israeli cellular market

There are three major cellular operators in Israel[6]: Pelephone (part of Bezeq Group), Cellcom (part of IDB Group) and Partner (operating under the Orange brand). Pelephone was the first operator to provide mobile telephony services in the late 1980s, but prior to the early 1990s, cellular service was perceived as a luxury for the affluent and as a working tool for executives. In 1994, Cellcom started providing service, and was joined in 1999 by Partner.

The 3 companies divide among them the majority of the market. In recent years, after a penetration period reflected in sharp increases in subscriber numbers, the cellular market is transitioning into a steady state as far as subscriber numbers go. Similar to the global trend, and especially following the regulatory changes in 2007, Israeli cellular companies are looking to increase ARPU by providing value-added and content services, and less by increase in subscriber numbers.

The following chart shows the market share of the three operators (millions of subscribers and market share):

Partner 2.82 33%	Cellcom 3.09 53%

Pelephone 2.59 30%

* Source: Financial statements of the cellular operators.

6 Mirs Corp. also provides cellular communication services, but at significantly lower volume.

Pelephone, which was the first cellular provider, is now the third largest operator– with Cellcom being the largest one.

The following table shows major data for the three major cellular operators:

Cellular operators in Israel
	Number of subscribers, in thousands	Major shareholders	Start of operation	Technology

Cellcom	3,096	IDB Group	1995	HSDPA, GSM, TDMA, EDGE
Partner	2,823	Hutchison Telecom	1999	HSDPA, GSM, UMTS
Pelephone	2,595	Bezeq	1986	CDMA, 1X EVDO, NAMPS, UMTS (2009)

2.4	Future trends

After many years when a large share of operator cash flow was dedicated to installation of advanced 3G networks, currently Cellcom, Partner and Pelephone have advanced networks (although Pelephone has decided to establish a 3G network using HSDPA technology, based on the GSM track). Since 4G networks would not be available in the near term, companies have excess cash flow on hand.

Maalot[7] rating company estimates the risk level associated with the Israeli cellular industry as below average, for the following reasons:

1.	Low capital expenditure level expected in coming years.

2.	The Israeli cellular market has penetration rates and average usage per subscriber among the highest in the world.

3.	High population density in urban areas reflect on relatively low expenditure required to maintain and upgrade cellular networks.

4.	High level of certainty associated with voice service revenues.

5.	Potential for revenue growth from value-added and content services.

6.	High barriers to entry due to large investment in infrastructure.

7 Source: Cellcom rating report (January 2008).

2.5	Regulatory changes

The Israeli telecom market is characterized by strong interference and regulation by the legislative body, with key regulatory changes of note being:

1.	Number Portability

Number portability means that wire line and cellular telephony subscribers may move among operators (from wire line to wire line and from cellular to cellular) without changing the number (including area code) assigned to them by the previous operator.

After multiple delays, number portability was implemented on December 1, 2007.

To date, except for higher expenses, number portability has not impacted, and is not expected to materially impact the market share breakdown in the market.

The companies over estimated in late 2007 in preparation for number portability being implemented. These preparations included large scale staff recruiting (hundreds of employees), accumulation of a handset inventory etc. The lack of public response in early 2008 left the companies with a larger than usual handset inventory, with companies trying to calm the market and cut costs.

2.	Virtual operators (“MVNO”8)

In August 2007, the government instructed the Ministry of Communications to take the required steps so that by end of 2007, virtual operators may operate in Israel.

Should the Ministry of Communications allow entry of virtual operators, Maalot estimates that this would lead to entry of new competitors and increased competition in the industry.

3.	Indemnification for real estate devaluation

The decision by the National Planning and Construction Council dated January 3, 2006 stipulates that, as a pre-condition for granting a construction permit for base stations (transmitters and receivers), the applicant must deposit with the Local Planning and Construction Committee a letter of indemnification at 100% in respect of damages payable for devaluation, which the planning authorities may be liable for pursuant to Section 197 of the Planning and Construction Act. Note that as of the date of this report, there is no determination in a court of law which creates a link between construction of a cellular site and a decrease in value of adjacent real estate.

8 Mobile Virtual Network Operator – companies which acquire services from cellular operators for re-selling to the end customer.

2.6	Third Generation (3G)

Among the major factors influencing demand for new handsets is the transition to 3G handsets. Unlike a killer application, such as SMS, 3G offers a wide range of content where each subscriber may find their own niche (in exchange for token payment, of course).

Cellular operators in Israel estimate that subscriber transition to 3G would continue, with the anticipated increase in content revenues.However, estimates call for the upward trend in call minutes to be more moderate this year.

Transition to 3G (Data from Partner Corp.)[9]:

Impressive Growth in 3G Subscribers

Launch of 3G pushed growth of content revenues

9 Source: Partner – Summary Presentation for Q1 2008

3.	The cellular handset market in Israel

3.1	Handset life expectancy

According to commonly used estimates in the industry[10], the number of cellular handsets sold annually is 2 million, hence the average lifetime per handset is 3.88 years – or 26% of cellular handsets replaced each year. The average lifetime of cellular handsets in Israel is relatively higher than worldwide, inter alia due to the cellular operator policy which seeks a longer commitment / installment period which aids in subscriber preservation and lower subsidies for handsets.

Factors expected to influence handset life expectancy

a.	Ministry of Communications – On April 24, 2008, the Ministry of Communications issued regulations for cellular operators, which cap the commitment period to cellular operator at 18 months. This regulation enhances the number portability reform, by allowing subscribers not to be “bound” to an operator for more than 18 months, compared to the typical 36 months currently. Nevertheless, installments for handsets may last longer than 18 months, as is currently customary for most packages being marketed by the three major cellular operators.

b.	Diversion of subscribers to new phones – Recently, cellular operators started focusing their efforts on increasing average revenue per user (ARPU). One of the ways to increase ARPU is to increase use of new handsets – these handsets allow the company to provide customers with surfing packages and content services (which are charged separately). It is possible that as a result of transitioning customers to new handsets, the handset life expectancy would be shortened.

10 These are commonly used estimates – not backed by official documents.

3.2	Structure of cellular handset market in Israel

3.2.1	Vendors

The majority of cellular handsets in Israel are made by 5 vendors (Nokia, Samsung, Motorola, Sony-Ericsson and LG). The following chart shows the vendors and their market share:

Nokia

36%

Samsung

26%

Motorola

18%

LG

5%

Other

5%

Sony Ericsson

10%

* Source: Company estimates; no official data on this issue is made public.

Nokia has a 40% share of the cellular handset market, and is considered the leading vendor in this market. Note that Pelephone’s future transition to GSM technology (as described above) may significantly increase Nokia’s market share.

The data shown above indicated that Partner is the leading 3G operator. In coming years, growth in share of 3G subscribers is expected to continue.

3.2.2	Handset price

As with other technology products – the cellular handset price is mainly impacted by technological change. This technological change has a double impact: On the one hand, this change brings new handsets at higher prices than old ones. On the other hand, improved technological efficiency and rapid obsolescence also leads to decline in prices of older handsets.

Research in this area[11] shows that the global market is expected to see further handset price erosion in coming years.

11 See, for example, “The week analyst insider – 29.4.2008 Technology news” as well as 3g.co.uk dated November 7, 2007 for forecasts for cellular and 3G. In Israel, Deloitte-Touche also engaged in similar research with similar conclusions.

Chapter 4 – Company description

1.	General

Suny Telecom (1994) Ltd. is engaged in import and marketing of cellular phones.

The Company was incorporated in 1994 as a private company, and is wholly owned by Suny Electronics Ltd., which is a public company listed for trading on the Tel Aviv stock exchange.

The company’s major customers are cellular network operators in Israel: Pelephone Communications Ltd. (hereinafter: “Pelephone”), Cellcom Israel Ltd. (hereinafter: “Cellcom”), and Partner Communications Ltd. (hereinafter: “Partner”).

The Company is the sole distributor in Israel of Korean corporation SAMSUNG ELECTRONICS CO. LTD (hereinafter: “Samsung”) for selling cellular phones, accessories, spare parts and for provision of maintenance services to cellular phones made by Samsung.

2.	Samsung worldwide

In 2007, Samsung became the second largest cellular vendor worldwide, with a global market share in excess of 14% and annual sales volume of 161 million handsets.

Samsung is listed for trading on the main Korean stock exchange, and is the largest stock in the KOSPI 200 index (the leading index in Korea, consisting of the 200 most traded stocks). Samsung stock constitutes 14.6% in weighting of the KOSPI index (according to Bloomberg data, as of April 2008).

Samsung worldwide had total sales of $68 billion in 2007. The following chart shows the revenue breakdown and growth over the past 5 years:

Samsung had operating income of $6.4 billion in 2007. The following chart shows operating margin and income for the corporation over the past 5 years:

Samsung sales of cellular phones in 2007 amounted to $21 billion. The following chart shows revenue and operating income from cellular phones over the past 5 years:

3.	Description of Company operations

The Company is engaged in selling cellular phones from Samsung, mainly to cellular operators. In this segment, the Company imports, sells and provides maintenance service for cellular phones by Samsung, primarily to cellular operators.

The Company sells Samsung handsets to cellular operators and to Din Dynamic Ltd. (hereinafter: “Dynamica”) as well as small-scale sales on the open market.

The cellular phone sector is all about innovation, frequent product changes and constant technology improvement which allows end customers to operate the cell phone while benefitting from a range of advances features, such as: Camera, music, PC connectivity, Internet and TV broadcasting, data transfer and/or video at high speed etc.

Market demand for innovation and advance cell phone features is one of the factors which promote handset replacement and upgrades by end customers from time to time.

Cellular phones sold by the Company use GSM technology, which is used in cellular networks of Partner and Cellcom, as well as CDMA technology, which is used by Pelephone.

The Company launches annually new models in the various technologies, mainly due to the rapid technological development in the industry, and market demand for advanced technology.

This state of affairs requires the company to make appropriate engineering and marketing preparations in order to ensure that cell phone models sold by the Company are in line with technology and marketing requirements of cellular operators and end customers.

Furthermore, the Company assists Samsung in development of applications related to use of Hebrew and operation of user menus.

The Company also sells spare parts and accessories for Samsung cellular phones marketed by the Company.

The majority of sales in this sector are to cellular operators, with a minor part going to Dynamica and to the open market.

In addition, the Company provides cellular operators with technical support as well as repair and maintenance services (Tier III and IV)[12] for Samsung cell phones sold by the Company – at the Company’s central lab.

The Company has a large, professional technical support department, which includes the largest independent repair lab in Israel for high-end repairs.

12 Tier I and II support, consisting of simpler repairs, are provided by the operators themselves.

4.	Customers

The Company’s major customers are the 3 cellular operators: Pelephone, Partner and Cellcom. The Company is dependent on the cellular operators, and discontinuation of contracts with one or more of these customers may materially impact its revenues and operating results.

5.	Competition

Competition in the operator segment is among cell phone importers who sell their products to cellular operators.

The Company sells Samsung cell phones to Cellcom and Partner, which use GSM technology, and to Pelephone, which uses CDMA technology. In coming years, Pelephone is expected to launch a new network using GSM technology, and the competition for the Company vis-à-vis this operator is expected to grow- with Nokia and Sony-Ericsson brands expected to join Pelephone’s product range. This change in Pelephone’s technology is expected to materially impact Company sales to Pelephone.

The Company’s major competitor is Eurocomm Cellular Communications Ltd. – which markets Nokia products – who sold the majority of Nokia GSM-technology cell phones to Cellcom and Partner and was the leading company in Israel in cell phone sales in 2007.

There are also other competitors, selling products from vendors such as: Motorola, Sony-Ericsson, LG and others.

According to Company estimates, its market share in cell phone sales by volume to cellular operators in Israel in 2007 was 26%.

Samsung cell phones are considered to be innovative, reliable, very well designed and of a high technological level.

In sales of accessories and spare parts, the Company faces severe competition from various importers of alternative and/or non-original products, which create a constant downward pressure on prices of products sold by the Company.

6.	Suppliers

Samsung is the sole supplier of the Company, providing it with cell phones, spare parts and accessories.

The Company is therefore dependent on Samsung as a supplier. Merchandize purchased from Samsung is shipped via air-freight and is paid for in US dollars.

7.	Products

The Company launches annually new models in the various technologies, mainly due to the rapid technological development in the industry, and market demand for advanced technology.

The Company also sells accessories for Samsung cellular phones marketed by the Company.

7.1	Flagship handsets in 2008:

TWIST

—	3G handset
—	GPS and support for range of location services.
—	Full outlook synchronization.
—	High sound quality.
—	To be launched in Pelephone network.

F480

—	Touch screen, 3.5G (sensor keys)
—	Thin, aesthetic look
—	High surfing speed
—	5 mega pixel camera with high-quality flash
—	Rich widget menu, allowing user to configure the "desktop" on the cell phone screen
—	Push-mail option to connect to enterprise email
—	To be launched in Orange network.

Soul (U900)

—	Samsung flagship handset
—	3.5G with 5 mega pixel camera
—	With keyboard (similar to laptop) which varies according to use
—	Touch pad with adaptable keys for various functions - music, telephone, radio, photo editing, camera
—	Rich multimedia cellular
—	Surfing speed –7.2 Mbps
—	To be launched in Orange network

L760

—	3G, thin slider
—	With still- and video camera
—	Built-in FM radio (listen to music concurrently with other handset operations)
—	View Office files
—	Upload content (post, photo, video) directly from handset to range of social networks: Facebook, Flickr, Picasa etc.
—	Launched in Cellcom network.

Wep185

—	Lightweight earpiece (11 grams only)
—	Combines easy to handle arc with optional disassembly to carry the earpiece inside the ear
—	Standby time - 110 hours, talk time - 6 hours
—	Bluetooth 2.0 compatible
—	Mute, reject calls, control audio level and redial last number.

Wep300

—	Lightweight earpiece (8.7 grams only) and only 44.7 mm long
—	Unique structure allows it to be placed inside the ear without attached arc
—	Standby time - 80 hours, talk time - 5 hours
—	Bluetooth 2.0 compatible
—	Mute, reject calls, control audio level and redial last number.

Wep500

—	Unique earpiece, small and prestigious, weighs 9 grams.
—	Wide, elliptical look in black and silver color combination.
—	Standby time – 80 hours, talk time – 3.5 hours.
—	Noise-reduction capability, mute, reject call, dial last number, control of audio level and EDR.
—	Includes charging box for earpiece.

Wep420

—	Very thin earpiece, weighs 9 grams.
—	Prestigious design, with easy-to-use holding arc.
—	Standby time – 70 hours, talk time – 4 hours.
—	Mute, reject call, dial last number and control of audio level.

Chapter 5 – Business Results

1.	Income statement

The following is a summary of Company business results for 2006-2007, out of the segment note in Suny Electronics financial statements (NIS in thousands, reported):

	2007, annual	%	2006, annual	%

Revenues	409,890	100.0%	463,397	100.0%
Operating expenses	380,832	92.9%	418,547	90.3%
Operating Income	29,058	7.1%	44,850	9.7%

Sales – In 2007 the Company recorded a decrease in revenues from sale of cellular phones compared to 2006, primarily due to the decline in average sale prices of cellular phones sold by the group, which was significantly impacted by the devaluation of the US dollar in 2007, compared to 2006.

Operating income – In 2007, the Company recorded a decline in its operating income. This decline is due to the decrease in average handset price in this period (due, inter alia, to the devaluation of the dollar) and to erosion of margins vis-à-vis cellular operators. Operating margin in 2007 was correspondingly lower than in 2006.

Chapter 6 – Methodology

1.	General

There are several analytical methods to estimate the economic value of an asset, which may yield different results. Each of the methodologies has its own advantages and disadvantages, hence determining the valuation depends to a large extent on management estimates, owners’ estimates, their experience as well as on the valuator’s discretion.

Conclusions of the valuators are based, inter alia, on detailed financial analysis and on qualitative components, some of which may not be directly quantified and are based on estimates and assumptions made, where there is uncertainty with regard to their actual materialization.

The commonly used method for company valuation is the discounted cash flow method (DCF). This valuation method is based on analysis of company operations as a “going concern”. The basic economic assumption is that the most appropriate method for analysis of an active business is the one based on discounted cash flow, or the capacity of company assets to generate a revenue stream for its owners.

2.	Discounted Cash Flow method (DCF)

In DCF analysis, the company value is the value of company operations, i.e. the present value of the free, unleveraged cash flow generated in the set forecast period, plus the present value of the company at the end of the period, plus the value of free assets not used in producing business revenue (such as real estate, which the company may sell or lease). In order to derive the value of the shares (equity value), one must deduct (add) the excess debt over cash (excess cash over debt).

The basic principle underlying this analysis is that the company is an active, going concern which would operate indefinitely – hence the objective is to obtain the present value of forecasted cash flow to infinity.

The basis for evaluation using this method is analysis and estimation of the capacity of the business to generate cash flow and improve profitability in the future. These cash flows are discounted using appropriate, different discount rates which provide a reasonable range of values for the company. This analysis must rely on detailed analysis of company operations by component, as well as on future assessments under different scenarios (sensitivity tests).

DCF analysis is appropriate and reasonable, so long as the basic assumptions underlying it are correct, relatively accurate and reflect the future with a high probability. Furthermore, the analysis is sensitive to selection of appropriate discount rates, the determination of which is, in itself, not an easy task and a somewhat subjective task.

This means that the analysis, model and results are “good” or “correct” to the same degree that its major underlying assumptions with regard to future developments are “good” or “correct”, and the discount rates selected are indeed realistic.

Chapter 7 – Valuation

Major assumptions of the valuation model

1.	Revenues

Company revenues are composed of the following:

a.	Sales of new handsets to the three cellular operators in Israel.

b.	Revenues from repairs and sale of spare parts to cellular operators.

c.	Sale of accessories.

d.	Sale of handsets to Dynamica, which markets phones to end customers.

Revenues under each section were separately valuated as follows:

1.1	Sale of new handsets

Total revenues from sale of new handsets are composed of the number of handsets sold and the price per handset.

1.1.1	Number of new handsets sold

Total sales of new cellular handsets in Israel are based on the number of subscribers and average life time per handset. According to commonly used estimates in the industry[13], there are currently in Israel 8.5 million registered subscribers (of which 7 million are active subscribers), as set forth below (millions of subscribers and market share):

Partner 2.82 33%	Cellcom 3.09 53%

Pelephone 2.59 30%

* Source: Financial statements of the cellular operators.

13 These are commonly used estimates – not backed by official documents.

The following table lists the number of subscribers by cellular operator, and the share of subscribers owning 3G handsets in Israel by operator (thousands of subscribers and market share):

	Total		3G

Cellcom	3,096	36%	650	29%
Pelephone	2,595	30%	867	38%
Partner	2,823	33%	753	33%
Total	8,514	100%	2,270	100%

* Source: Financial statements of the cellular operators.

The above data indicates that Cellcom has the largest market share today, while Pelephone leads in number of 3G subscribers.

The penetration rate of cell phones in Israel is among the highest in the world at 128% (see details in chapter on Business Environment). In view of the high penetration rate of cellular phones, we must assume that the primary source for growth in number of cellular subscribers in Israel would be population growth (and not higher penetration) – hence we assumed that annual growth rate in number of subscribers in Israel would be 1.7%, similar to the long-term growth rate of the population.

According to commonly used estimates in the industry[14], the number of cellular handsets sold (replacement handsets for current subscribers and handsets sold to new subscribers) annually is 2 million, hence the average lifetime per existing handset is 3.88 years – or 26% of cellular handsets replaced each year. The average lifetime of cellular handsets in Israel is relatively higher than worldwide, inter alia due to the cellular operator policy which seeks a longer commitment / installment period which aids in subscriber preservation and lower subsidies for handsets.

Despite this policy by cellular operators, we assumed that in the coming years handset life expectancy should decrease due to technology changes and global trends, as well as due to cellular operator activity to encourage subscriber transition to advanced handsets in order to increase ARPU, and to the Ministry of Communications’ policy, which includes promoting competition and shortening of commitment periods. Therefore we assumed that the average life expectancy for cellular handsets would gradually decline to an average of 3.5 years per handset in 2012.

14 These are commonly used estimates – not backed by official documents.

The following table shows the number of new cellular handsets expected to be sold in each year of the forecast period (in thousands):

	2007	2008	2009	2010	2011	2012

Total subscribers	8,514	8,659	8,806	8,956	9,108	9,263
Annual growth of total subscribers	1.7%	1.7%	1.7%	1.7%	1.7%	1.7%
New subscribers	142	145	147	150	152	155
Of which, inactive subscribers	(1,300)	(1,322)	(1,345)	(1,369)	(1,392)	(1,416)
Old active subscribers	7,214	7,192	7,313	7,437	7,563	7,692
Handset lifetime, in years	3.88	3.88	3.84	3.77	3.64	3.50
Percentage of handsets replaced per year	26%	26%	26%	27%	27%	29%
New handsets	2,000	1,997	2,054	2,122	2,228	2,352

1.1.2	Suny Telecom’s market share

The Company imports and markets Samsung mobile phones. The following chart shows the major cellular vendors in Israel and their market share (data presented is according to Company estimates, as no accurate data is available of sales by other companies):

Nokia

36%

Samsung

26%

Motorola

18%

LG

5%

Other

5%

Sony Ericsson

10%

* Source: Company estimates

The above chart indicates that the Israeli market is divided among 5 major players, with Nokia leading with a 36% market share, followed by Samsung with 26%.

The Company’s market share at Pelephone is the highest among all cellular operators, with market share at other operators being significantly lower. The Company’s high market share at Pelephone is due to the fact that this operator uses CDMS technology. Nokia, which has the largest market share in the cell phone market, does not produce handsets using CDMA technology, which allows Suny to keep its market share at Pelephone, without competition from its main rival at the other two operators.

Pelephone transition to GSM technology

In coming years, Pelephone is expected to reduce use of its CDMA network and to transition most of its subscribers to using a GSM network. Upon the transition to the GSM network, Company sales to Peleôhone are expected to decrease significantly, due to Nokia’s entry into Pelephone. Therefore, the model assumes a significant decrease of 33% in the Company’s market share with Pelephone.

On the other hand, at other cellular operators the Company’s market share is expected to increase due to launch of several new 3G handsets by Samsung, which are expected to increase sales of Samsung handsets by 2-3% over the next 5 years.

1.1.3	Handset price

As with other technology products – the cellular handset price is mainly impacted by technological change. This technological change has a double impact: On the one hand, this change brings new handsets at higher prices than old ones. On the other hand, improved technological efficiency and rapid obsolescence also leads to decline in prices of older handsets. As set forth above in the Business Environment chapter, handset price erosion is expected to continue in the global market over coming years, hence we assumed cumulative erosion of 10% in price of handsets sold by the Company over the next 5 years.

1.1.4	Other revenues

As set forth above, in addition to Company revenues from sale of new handsets, the Company also derives revenues from sale of spare parts and repairs, sale of accessories and sale of Samsung handsets to Dynamica (a sister company).

2.	Cost of sales

2.1	General

The cost of sales for the Company is composed of the following expenses:

■	Cost of handsets, accessories and spare parts

■	Wages and sub-contractors

■	Other expenses

■	Depreciation

The Company’s forecasted cost of sales is based on the Company’s 2008 budget, in comparison to Company actual results in 2006-2007 and in the first half of 2008.

2.2	Cost of goods sold

The major cost of sales at the Company is the cost of goods sold (primarily handsets). We assumed that the share of cost of goods sold at the Company would remain similar to that in the first half of this year.

2.3	Salary and benefits

Payroll expenses out of total cost of sales in 2008 were calculated based on results in the first half of this year. In 2009-2012, based on clarifications obtained from the Company and based on our experience, we assumed 40% elasticity in salary and benefit expenses relative to sales (e.g. a 10% increase in sales would lead to a 4% increase in these expenses). In order to meet forecasted sales volume, the Company is required to hire additional staff. However, since larger operations also offer economies of scale, the absolute increase in wages would be lower than the increase in sales. In addition, we assumed that in these years there would be a 2% real growth in wages paid to employees, based on historical data for average wages in the economy.

2.4	Other production expenses

As for 2008, we adopted the Company’s forecasts; in valuation of subsequent years, we assumed 40% elasticity in these expenses relative to sales (e.g. a 10% increase in sales would lead to a 4% increase in these expenses), based on our professional discretion and accounting for the significant variable component of these expenses.

2.5	Depreciation

Depreciation expenses attributed to cost of sales were estimated based on the balance of Company’s fixed assets and on depreciation rate of said assets in accordance with the Company’s amortization policy.

3	Selling and Marketing Expenses

3.1	Salary and benefits

Payroll expenses for this department were calculated based on results of the first half of this year. For subsequent years, the model assumes 40% elasticity of payroll expenses relative to sales, which is in line with the type of operations in the local market, since wages of marketing and sales staff are impacted, though only partially, by sales volume. In addition, we assumed that in 2008-2011 there would be a 2% real growth in wages paid to employees, based on historical data for average wages in the economy.

3.2	Advertising expenses

In order to promote sales of its products, the Company invests in advertising of Samsung handsets. This advertising is in cooperation with Samsung and the cellular operators. This cooperation includes, inter alia, joint advertising and sharing of advertising expenses among the parties.

The annual advertising expenses in this valuation are the new advertising expenses (net of transfers among the parties to the joint advertising).

We assumed that the Company’s advertising expense rate would remain constant (100% elasticity), and would be similar to average rates since 2006, in view of the intensive competition in this area, the expected shorter lifetime of handsets and the strong competition in the market.

3.3	Other expenses

These expenses primarily include professional consulting and seminars, as well as other expenses. In estimating expenses for 2008 we relied on the Company budget; for subsequent years we assumed 15% elasticity of these expenses relative to sales (e.g. a 10% increase in sales would lead to a 1.5% increase in these expenses), based on our professional discretion and due to these expenses being primarily fixed expenses which do not depend on the Company sales volume.

3.4	Depreciation

Depreciation expenses attributed to cost of sales were estimated based on the balance of Company’s fixed assets and on depreciation rate of said assets in accordance with the Company’s amortization policy.

4	General and administrative expenses

4.1	Salary and benefits

Payroll expenses for this department were calculated based on results of the first half of this year. The valuation model assumes 40% elasticity of payroll expenses relative to sales, which is in line with the type of operations in the local market. In addition, we assumed that in 2008-2011 there would be a 2% real growth in wages paid to employees, based on historical data for average wages in the economy.

4.2	Other expenses

Other expenses primarily include management fees to Suny Electronics, as well as other expenses. We assumed 30% elasticity for these expenses, which are mostly fixed.

4.3	Amortization

Company amortization is primarily due to amortization of software and intangible assets; the extent of annual amortization was estimated based on the balance of other asset at the Company, and on amortization rate of such assets as per the Company’s amortization policy.

5	Other assumptions

5.1	Taxes on revenue

The statutory tax rates for 2007-2011 are based on Revision 147 of the Income Tax Ordinance dated August 10, 2005, which stipulates corporate tax rates ranging from 31% in 2006 down to 25% starting in 2010, since the Company has no tax benefits of any type.

The equity valuation model, based on our experience which indicates that effective tax would be slightly higher (by 1%) than the statutory tax rate, due to non deductible expenses, ranging from 28% in 2008 to 26% in 2012 and later.

5.2	Working capital

The Company’s working capital includes trade receivables, other receivables and inventory net of trade payables and other payables. In valuating the operations we assumed that the ratio of working capital to revenues would be similar to that in the first half of this year.

5.3	Amortization and investments

The Company’s annual depreciation and amortization was calculated based on the balance of fixed assets on the Company’s financial statements, and on the Company’s amortization policy.

5.4	Cash flow forecast

Based on the aforementioned assumptions, below is the forecast of the Company’s unleveraged cash flow, NIS in thousands:

	July-Dec. 2008	2009	2010	2011	2012

Revenues	225,397	431,069	449,991	451,836	449,506
Operating expenses	202,009	395,375	412,291	414,392	412,906
Operating Income	23,388	35,694	37,699	37,444	36,600
%	10.4%	8.3%	8.4%	8.3%	8.1%
Taxes on revenue	(6,549)	(9,637)	(9,802)	(9,735)	(9,516)
Depreciation and amortization	447	309	426	426	426
Capital investments	(263)	(350)	(350)	(350)	(350)
Working capital requirements	(5,885)	41	(3,146)	(307)	387
After-tax cash flow	11,138	26,056	24,827	27,478	27,547

5.5	Discount rate and permanent growth rate

DCF analysis is appropriate and reasonable, so long as the basic assumptions underlying it are correct, relatively accurate and reflect the future with a high probability. Furthermore, the analysis is sensitive to selection of appropriate discount rates, the determination of which is, in itself, not an easy task and a somewhat subjective task.

This means that the analysis, model and results are “good” or “correct” to the same degree that its major underlying assumptions with regard to future developments are “good” or “correct”, and the discount rates selected are indeed realistic.

The Company’s cash flow was discounted using a 15% discount rate.

The discount rate reflects, inter alia, the business and operating risk associated with Company operations. Part of this risk arises from the nature of the industry in which the Company is engaged, and part – from Company-specific attributes.

The cost of capital for Suny Telecom was determined based on our experience and professional discretion, as well as on discount rates commonly used by our firm for systematic business- and operating risk for discounted cash flows in similar sectors, as well as on the business- an operational risk specific to Company operations and to the sector, as follows:

–	Dependence on single supplier: Suny Telecom imports Samsung products to Israel, and all its operations are dependent on its ties with Samsung globally. Termination of the contract or a significant change in terms by Samsung may have a material impact on the Company. Note that the ties between Suny and Samsung go back many years, including several contract renewals, hence the probability of non-renewal of the franchise or of material change in its terms is very low.

–	Pelephone transition to GSM technology: Pelephone’s future transition to GSM technology is expected to impact the Company’s business, and it is difficult to accurately anticipate its impact there upon. An estimate of the impact of such transition has already been accounted for in the valuation model.

–	Dependence on vendor success: The Company only provides cellular handsets from Samsung, hence Samsung’s success has material impact on the Company’s success.

–	USD exchange rate: The Company buys its products in USD, whereas most of its operating expenses are NIS denominated, hence changes in the USD exchange rate have material impact on Company results.

–	Competition: The Company operates in a highly competitive environment.

Permanent growth rate

This valuation assumed no permanent growth rate in Company income from 2012 onwards. This is for the sake of being conservative, and due to the difficulty in predicting change in average cell phone prices over the long term.

6	Valuation of Suny Telecom Ltd. operations

Below is the valuation of said operations, derived from the discounted cash flow expected from its operations at a capital cost of 15%, NIS in thousands:

NIS in thousands

Operation value, including operating assets	189,509
Of which, operating assets:
Working capital, net	68,476
Fixed and other assets, net	1,121
Total operating assets	69,597
Excess operation value over operating assets	119,912

7	Sensitivity analysis

Below is a sensitivity analysis of the valuation of Suny Telecom, relative to cost of capital, NIS in thousands:

14%	15%	16%
202,437	189,509	178,197